Exhibit 2.1

ORDERED ACCORDINGLY. Dated: December 17, 2012
George B. Nielsen, Bankruptcy Judge

FORRESTER & WORTH, PLLC
3636 NORTH CENTRAL AVENUE, SUITE 700
PHOENIX, ARIZONA 85012-1927
(602) 271-4250
(602) 271-4300 FAX
S. CARY FORRESTER (006342)
SCF@FORRESTERANDWORTH.COM
JOHN R. WORTH (012950)
JRW@FORRESTERANDWORTH.COM

COUNSEL FOR DEBTORS

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF ARIZONA

In re: STAR BUFFET, INC., Debtor.	Chapter 11 Jointly Administered Case Nos.: 2:11-bk-27518 and 2:11-bk-27713
In re: SUMMIT FAMILY RESTAURANTS, INC., Debtor.	ORDER CONFIRMING SECOND AMENDED JOINT PLAN OF REORGANIZATION DATED OCTOBER 17, 2012
THIS FILING APPLIES TO: X BOTH DEBTORS STAR BUFFET, INC. __ SUMMIT FAMILY RESTAURANTS, INC.	Hearing Date: December 6, 2012 Hearing Time: 10:00 a.m. Hearing Room: 702

This matter first came before the court on December 3, 2012 at the hour of 9:00 a.m. for hearing on confirmation of Debtors’ Second Amended Joint Plan of Reorganization dated October 17, 2012 (the “Plan”). A second hearing was held on December 6, 2012 at the hour of 10:00 a.m. Debtors appeared through counsel S. Cary Forrester, of Forrester & Worth, PLLC. The Official Joint Committee of

Unsecured Creditors (the “Committee”) appeared through counsel Schuyler G. Carroll, of Perkins Coie, LLP. The Office of the United States Trustee (the “U.S. Trustee”) appeared through trial attorney Patty Chan. Greenway Leasing L.P. and Joyce Greenway Groves (collectively “Greenway”) appeared through counsel Gregory J. Gnepper, of Gammage & Burnham, PLC. Other appearances are as noted on the record.

Based upon the evidence presented at the hearing, together with the arguments and representations of counsel and the entire record before the Court, and good cause appearing,

IT IS HEREBY ORDERED, ADJUDGED AND DECREED AS FOLLOWS:

A. The Plan, as modified by this Order, is confirmed pursuant to 11 U.S.C. § 1129. All objections to confirmation of the Plan that have not been withdrawn, waived or settled are hereby overruled on the merits. To the extent that there is any conflict between the terms of the Plan and the terms of this Order, the terms of this Order control.

B. The actions taken by Debtors pursuant to the Plan are exempt from all applicable securities laws to the fullest extent provided by 11 U.S.C. § 1145.

C. The Court, following confirmation of the Plan, shall retain jurisdiction over the Plan and over Debtors’ cases and proceedings and other matters arising in or relating to Debtors’ cases to the extent and for the purposes provided in the Plan and/or set forth in 11 U.S.C. § 1142.

D. Notwithstanding anything in the Plan to the contrary, the Plan preserves in full for the benefit of creditors, the estates and the Reorganized Debtors the Retained Causes of Action and all other claims and causes of action of any sort owned by Debtors or their estates, pursuant to 11 U.S.C. § 1123(b)(3), other than those expressly released by the terms of the Plan.1 The Retained Causes of Action and all other claims and causes of action shall be controlled by the Reorganized Debtors, which are designated as the estate representatives pursuant to and in accordance with 11 U.S.C. § 1123(b)(3)(B).

E. Except as otherwise expressly provided in the Plan, as of the Effective Date Debtors are discharged and released from any and all debts and Claims of any nature that arose at any time before the entry of this Order, including, but not limited to, all principal and interest accrued on such Claims, pursuant to 11 U.S.C. § 1141(d)(1). The discharge of Debtors shall be effective on the Effective Date as to each Claim regardless of whether a Proof of Claim was filed, whether the Claim is an Allowed Claim, or whether the holder voted to accept the Plan.

F. Debtors are hereby authorized and empowered to execute, deliver, file, and record any document, and take any other action, necessary or appropriate to consummate the Plan, without further order of the Court.

G. All parties in interest shall be, and hereby are enjoined and restrained from pursuing any claims or causes of action derivative of any claims or causes of action released by Debtors pursuant to the provisions of the Plan, except as otherwise provided in the Plan or in this Order.

H. Article VIII of the Plan provides that Debtors may amend Exhibit “1”, which is the list of assumed Executory Contracts, at any time before the Effective Date. Any party to an Executory Contract that is rejected after the date of this Order and that wishes to assert a Claim arising from such rejection, must

_____________________________-
1	Capitalized terms used in this Order and not otherwise defined herein have the meanings attributed to them in the Plan or, if not defined in the Plan, in the United States Bankruptcy Code.

file a Proof of Claim within fourteen business days after the amendment to Exhibit “1” is filed and served.

I. Pursuant to Rules 2002(f) and 3020(c), Rules of Bankruptcy Procedure, Debtors shall promptly mail notice of entry of this Order to all creditors, by first class mail, postage prepaid.

J. The Tax Claim Rate that will apply to the Allowed Claims of the Dawson County Central Appraisal District, Dallam County Appraisal District, Dallam County Tax Office, and the Moore County Tax Office is 12% per annum. The first payment to the holders of Allowed Class 2 Priority Tax Claims will be due on the tenth day of the first calendar month following the Effective Date, and each successive monthly payment will be due on the tenth day of each month thereafter.

K. The Allowed Claim of Platinum Bank will be classified as a Class 9 Claim, and will be treated as follows:

For so long as there is no default under the Platinum Bank loan, no payments will be made to Platinum Bank on account of its claim. Upon the occurrence of an event of default under the Platinum Bank loan documents, and upon Debtors’ receipt of written notice to that effect, the Platinum Bank claim will be treated for all purposes as an Allowed Class 8(A) Claim. Platinum Bank will receive distributions as the holder of an Allowed Class 8(A) for so long as any default under the Platinum Bank loan to SBI Leasing remains uncured, and, to the extent necessary, it will receive distributions ahead of other Class 8(A) Claimants until its total distributions become proportional to those of other Class 8(A) Claimants.

L. The Plan’s treatment of the Internal Revenue Service (“IRS”) and its Allowed Claims, if any, is modified as follows:

i.	The following provision of Article IV(B)(2) of the Plan will not apply to the IRS or to payments made on its Class 2 Priority Tax Claim:

“All principal payments to any Class 2 Claimant will be applied first to any portion of such Claim that is a “trust fund” claim for which any of Debtors’ officers, directors, employees or shareholders may be personally liable. Subject to the foregoing, all principal payments received by the Class 2 Claimants will be applied first to the oldest outstanding taxes.”

ii.	The provisions of Articles VII and XI of the Plan will not apply to the IRS to the extent that they purport to enjoin the IRS from collecting the potential tax liabilities of non-debtors.

iii.
The provisions of Article XIV(C) of the Plan will not apply to the IRS to the extent that they purport to prevent the IRS from charging compound interest on its Allowed Class 2 Claims. Interest on such Claims will accrue at the interest rate set forth in I.R.C. §§ 6621 and 6622 that is in effect on the date the Plan is confirmed, as required by 11 U.S.C. § 511.

iv.	Any Allowed Claim of the IRS for penalties will be treated as an Allowed Class 8(A) general unsecured claim.

v.
In the event that Debtors default on any payment due to the IRS as required under the Plan, and in the event that Debtors fail to cure such default within 30 days after written notice of the default is mailed to Debtors and Debtors’ attorney of record, the entire amount of the IRS’s Allowed Class 2 Claims, together with Debtors’ unpaid current liabilities, shall become immediately due and payable. The IRS may collect unpaid liabilities that become due as result of the default through the administrative collection provisions or the judicial remedies as set forth in the Internal Revenue Code. The IRS shall not be required to seek a modification of the automatic stay to collect any tax liabilities that are not discharged by the confirmation of the Plan and from property that has revested in Debtors.

vi.
Nothing in this Order shall prevent or preclude the parties from agreeing to separate arrangements for the repayment of tax obligations owing by Debtors’ subsidiaries, provided that such arrangements are in writing and are enforceable under applicable non-bankruptcy law.

M. All distributions to holders of Allowed Class 8(A) Claims (the “General Unsecured Creditors”) will be made by a Disbursing Agent to be appointed by the Court, by separate order. Before any such distribution is made, Debtors will provide the Disbursing Agent with an Excel spreadsheet listing all Class 8(A) Claims, by holder and amount, indicating whether the Claim has been allowed, and indicating the amount to be distributed or reserved on account of such Claim. The spreadsheet will also list each creditor’s tax identification number and any other information reasonably requested by the Disbursing Agent. Debtors may first seek approval of the proposed distribution from the Court, after providing notice and an opportunity for a hearing to each party entitled to receive notices under Article V(K) of the Plan (the “Notice Parties”), but Debtors are not required to do so. If Debtors choose to seek approval from the Court, doing so will not extend the deadline for the distribution. Whenever a distribution is due to General Unsecured Creditors, Debtors will transfer the funds necessary to make such distribution to the Disbursing Agent on or before the date upon which such distribution is due and, if they fail to do so, the Disbursing Agent will so notify the Notice Parties.

N. The Plan requires Debtors to make monthly payments to holders of Allowed Class 2 Priority Tax Claims, and monthly and quarterly payments to the holder of the Allowed Class 3 Wells Fargo Secured Claim. Within 10 days after the date upon which each such payment is due, Debtors will send a notice to each of the Notice Parties stating whether such payments have been made.

O. Debtors, and all subsidiaries and affiliates of Debtors, are hereby enjoined from selling, encumbering, or refinancing any real property, improvements or other assets, unless the net proceeds (after deducting all costs, fees, commissions, and other expenses associated with the sale or refinancing and other amounts necessary to close escrow) from any such monetization event are used and distributed in accordance with the terms and provisions of Article V(C) the Plan. This injunction shall not apply to monetization events that result in net proceeds of less than $10,000, in the aggregate. Debtors’ subsidiaries and affiliates have accepted and agreed to be bound by the foregoing injunction, as evidenced by the acknowledgment and consent attached to the Stipulation to Resolve the Committee’s Objections to Confirmation of the Second Amended Joint Plan of Reorganization (the “Stipulation”), filed on December 2, 2012 (DE #306).

P. Debtors or their subsidiaries, as the case may be, will accomplish one of the following objectives within two years after the Effective Date (the actual calendar date of the Effective Date will be specified in a notice filed by Debtors within five business days after the occurrence of the Effective Date and will be served on the Notice Parties):

i.
Sell the restaurant properties located in Kissimmee, Florida and Hudson, Florida (against which Wells Fargo holds senior deeds of trust) and Scottsdale, Arizona (against which Wells Fargo does not hold a senior deed of trust); or,

ii.
Pay Wells Fargo at least $1,575,000, in addition to the scheduled payments required by the Plan, and pay General Unsecured Creditors at least $675,000, in addition to the scheduled payments required by the Plan (for purposes of this paragraph, payments to General Unsecured Creditors include any necessary equalizing payments to holders of Allowed Class 2 Priority Tax Claims).

If Debtors fail to accomplish one of the foregoing objectives within two years after the Effective Date, a Liquidating Agent will be appointed to take charge of the sales, with instructions to sell all three properties, or so many of them as remain unsold, within 12 months thereafter, for the highest price attainable within that time frame. The Liquidating Agent will be appointed by the Court, by separate order, to act as a fiduciary for General Unsecured Creditors in regard to the sale of the properties, and will have sole authority to sell the properties. The Liquidating Agent will be paid from the proceeds of each sale.

Q.          Until General Unsecured Creditors are paid in full under the Plan,

Debtors will not:
i.	Increase any compensation, of any kind or nature, paid to any insiders;

ii.	Pay any dividends to shareholders;
iii.	Pay any bonuses to any insiders, with the exception of the guaranteed annual bonus of $25,000 payable to CEO Robert Wheaton;
iv.	Issue any new stock, unless the net proceeds are used to make payments to holders of Allowed Claims under the Plan; or,
v.	Make any payments on the Allowed Class 8(B) Claim of Robert Wheaton.

R.Any distributions that would have been paid to Robert Wheaton on account of his Allowed Class 8(B) Claim will instead be paid to holders of Allowed Class 8(A) Claims.

S. Robert Wheaton will not share in any distributions to holders of Allowed Class 8(A) Claims.

T. Until General Unsecured Creditors are paid in full under the Plan,

Robert E. Wheaton will not sell any of his shares in debtor Star Buffet, Inc. (“Star”), provided, however, that he may sell such shares if:

i.	The net proceeds (after deducting all costs, fees, commissions, and other expenses associated with the sale) are directly reinvested in Debtors and/or their subsidiaries; or,

ii.	The net proceeds, as defined above, are used by Mr. Wheaton to repay indebtedness that he incurred to provide funding to Debtors and/or their subsidiaries.

In the event that Mr. Wheaton sells any of his shares in Star then, within 14 days thereafter, he will so notify the Notice Parties and provide evidence that the proceeds were used in the manner set forth above, such as by providing a copy of a canceled check. Nothing in this paragraph will preclude Mr. Wheaton from pledging, hypothecating, or otherwise encumbering his stock to secure his existing indebtedness.

U. Within 14 days after funding the exit loan secured by the Artesia, New Mexico, restaurant property, Debtors will provide documentary evidence to the Notice Parties that Mr. Wheaton funded the loan, such as by providing a copy of the canceled check.

V. The interest rate to be paid to General Unsecured Creditors on their Allowed Class 8(A) Claims, as specified in Article IV(8)(a) of the Plan, will be increased as follows:

i.	Beginning on the first anniversary of the Effective Date, the interest rate will increase to Prime plus one percentage point on the then outstanding principal balance;

ii.	Beginning on the second anniversary of the Effective Date, the interest rate will increase to Prime plus two percentage points on the then outstanding principal balance;

iii.	Beginning on the third anniversary of the Effective Date, the interest rate will increase to Prime plus three percentage points on the then outstanding principal balance;

iv.	Beginning on the fourth anniversary of the Effective Date, the interest rate will increase to Prime plus four percentage points on the then outstanding principal balance; and,

v.	Beginning on the fifth anniversary of the Effective Date, the interest rate will increase to Prime plus five percentage points on the then outstanding principal balance.

W. The language of Article VII(B) of the Plan is hereby struck in its entirety and replaced with the following language:

Automatic Stay and Post-Confirmation Injunction. Notwithstanding any other provisions of the Plan, the automatic stay will terminate on the Effective Date, but all holders of Claims dealt with by the Plan, and all creditors who received notice of the Case, will be enjoined from pursuing collection of their Claims from the assets of Debtors, the estates and the Reorganized Debtors.

X.           Article XI of the Plan is hereby amended to read as follows:

Debtors and their advisors, attorneys, consultants, officers, directors, and agents (the “Exculpated Parties”) will neither have nor incur any liability to any holder of a Claim or Equity Security, or any other party in interest, or any of their respective shareholders, former shareholders, members, former members, agents, employees, representatives, financial advisors, attorneys, consultants, affiliates, successors or assigns (the “Exculpating Parties”), for any post-petition acts or omissions relating to or arising out of this Case, the preparation for and administration of this Case, or the negotiation, execution, confirmation, consummation or administration of the Plan (the “Exculpated Acts”), other than acts of gross negligence, fraud, breach of fiduciary duties, or willful misconduct. The Exculpating Parties will have no right of action against any of the Exculpated Parties for any of the Exculpated Acts, and the Exculpated Parties are released of and from all claims or liabilities, known or unknown, arising out of or related to the Exculpated Acts. The provisions of this Article will not be deemed to limit any existing protections or immunities afforded to the Exculpated Parties under existing law. The provisions of this Article will not apply to any claim, action or cause of action by the SEC, and the SEC will not be included in the definition of “Exculpating Parties.”

APPROVED AS TO FORM:

ILENE J. LASHINSKY
United States Trustee
District of Arizona
  Patty
  Chan

PATTY CHAN
Trial Attorney